UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRUEBLUE, INC. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TrueBlue, Inc.

1015 A Street

Tacoma, Washington 98402

REQUIRED INFORMATION

TrueBlue, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Page - 1

Report of Independent Registered Public Accounting Firm

Benefits Committee

TrueBlue, Inc. 401(k) Plan

Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of the TrueBlue, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TrueBlue, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LeMaster & Daniels PLLC
LeMaster & Daniels PLLC
Spokane, Washington June 24, 2010

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TrueBlue, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS
Investments, at fair value:
Common/collective trust	$2,724,893	$3,056,675
Pooled separate accounts	15,172,798	12,886,617
Employer common stock	2,155,565	1,495,202
Mutual Funds	1,570,739	—
Participant loans	919,555	821,011

Total investments	22,543,550	18,259,505
Contributions receivable:
Participant	85,960	13,792
Employer	—	3,438

	85,960	17,230

Total assets	$22,629,510	$18,276,735

LIABILITIES
Excess contributions payable:
Participant	$339,702	$174,441
Employer	32,300	57,384

Total liabilities	372,002	231,825

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	22,257,508	18,044,910
Adjustment from fair value to contract value for fully benefit- reponsive investment contracts	(18,289)	149,695

NET ASSETS AVAILABLE FOR BENEFITS	$22,239,219	$18,194,605

See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
ADDITIONS, NET OF INVESTMENT LOSSES:
Investment income (loss):
Interest and dividends	$57,314	$54,049
Net appreciation (depreciation) in fair value of investments	3,962,828	(7,517,880)

	4,020,142	(7,463,831)
Contributions:
Participant	2,871,505	4,367,426
Employer	200,009	1,130,845
Rollovers	79,286	364,365

	3,150,800	5,862,636

	7,170,942	(1,601,195)

DEDUCTIONS:
Benefits paid to participants	3,061,625	3,071,950
Administrative expenses	65,956	22,894

Total deductions	3,127,581	3,094,844

NET INCREASE (DECREASE)	4,043,361	(4,696,039)

TRANSFER OF ASSETS FROM PLAN MERGER	1,253	318,601
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	18,194,605	22,572,043

End of year	$22,239,219	$18,194,605

See accompanying notes to financial statements.

Page - 4

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the TrueBlue, Inc. 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by TrueBlue, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Eligible employees of the Company must be 21 years of age or older and depending on the type of employee, will have completed six months to 1 year of service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $16,500 for 2009 and $15,500 for 2008. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2008 and through March 2009, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Employer matching contributions were contributed in cash at each payroll period. The Company has the discretion to require that participants be employed on the last day of the Plan year in order to receive the matching allocation.

Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of pooled separate accounts (provided under a group annuity contract), mutual funds, a common/collective trust, and Company common stock.

Participant Accounts

Participant accounts are valued daily based on quoted market and unit prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the investments and loan processing fees, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. Participants vest in the matching employer contributions at 25% for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death or disability. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Participant Loans

A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan.

Payment of Benefits and Withdrawals

Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. If the vested amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.

A participant may make a hardship withdrawal to satisfy certain immediate and heavy financial needs provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal. A participant may withdraw any part of their vested account resulting from rollover contributions at any time.

Plan Administration

The Plan is administered by an employee benefits committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.

The employee benefits committee serves as investment manager and trustee of the Plan. Principal Life Insurance Company (Principal) serves as the recordkeeper and custodian for the Plan. Certain Plan investments are units of Principal Separate Accounts (pooled separate accounts) and a Stable Value Fund (common/collective trust); transactions in these funds and trust qualify as permitted party-in-interest transactions. The Company pays all administrative expenses of the Plan, except for the administrative costs of the investments and loan processing fees which are charged directly to the participants.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions or employer administrative expenses. Unallocated forfeitures as of December 31, 2009 and 2008 totaled $176,018 and $86,813, respectively. In 2009 and 2008, no forfeitures were used to reduce employer matching contributions. In 2009, $37,184 of forfeitures were used to pay for administrative expenses.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Investment Valuation and Income Recognition

The Plan’s investments as of December 31, 2009 and 2008, consisted of a variety of pooled separate accounts (provided under a group annuity contract), mutual funds, a common/collective trust, Company common stock and participant loans.

Investments in pooled separate accounts are reported at fair value. The value of units in pooled separate accounts is determined by dividing the market value of the account by the total number of units in the account. Mutual funds are reported at fair value based on the quoted market price available on the active markets in which they trade. The common/collective trust is considered fully benefit responsive; therefore, it is reported at contract value. Participant loans are recorded at book value, which approximates fair value. The TrueBlue, Inc., common stock fund includes shares of TrueBlue, Inc., and cash, and is reported based on unitized value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements and Disclosures

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The standard applies to all financial instruments that are being measured and reported on a fair value basis.

Under the provisions of ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 11 for the expanded disclosure.

In September 2009, FASB issued an amendment to ASC 820, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), which provides guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) per share as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used. This amendment was effective for periods ending after December 15, 2009. See Note 11 for the impact of the Plan’s adoption of this amendment.

In January 2010, FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements, which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and those disclosures should include a discussion of inputs and valuation techniques. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and not yet adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010 and has not yet been adopted. The Plan is currently evaluating the impact of this new guidance on the disclosures.

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Note 3 - Investments

As of December 31, 2009 and 2008, the Plan’s investments were held by Principal. Investments that represent 5% or more of the Plan’s net assets in either year are separately identified as follows:

	December 31,
	2009	2008
Common/collective trust - Principal Stable Value Fund	$2,724,893	$3,056,675
Pooled separate accounts
Principal Large Cap Growth	2,300,023	2,010,903
Principal Lifetime Strategic Income	3,123,605	2,833,752
Principal International I	1,499,443	1,243,898
Principal Lifetime 2040	1,267,373	816,445
Other	6,982,354	5,981,619
Mutual funds	1,570,739	—
TrueBlue, Inc. Common Stock Fund	2,155,565	1,495,202
Participant loans	919,555	821,011

Total investments, at fair value	22,543,550	18,259,505

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(18,289)	149,695

Total investments, net	$22,525,261	$18,409,200

Net appreciation (depreciation) in fair value of the Plan’s investments (including investments bought, sold, and held during the year) were as follows:

	Years Ended December 31,
	2009	2008
Common/collective trust	$56,592	$93,918
Pooled separate accounts	3,010,305	(6,940,777)
TrueBlue, Inc. Common Stock Fund	810,767	(671,021)
Mutual Funds	85,164	—

Net appreciation (depreciation)	$3,962,828	$(7,517,880)

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Note 4 - Investment Contract

In 2007, the Plan entered into a benefit-responsive investment contract (the common/collective trust) with Morley Financial Services, Inc. (Morley). Morley maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Morley. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008 was $2,724,893 and $3,056,675, respectively. The average yield and crediting rates were approximately 2.16% and 2.56%, respectively, for 2009 and 5.3% and 3.2%, respectively, for 2008. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

Note 5 - Related Party Transactions

The Plan invests in units of Principal Separate Accounts (pooled separate accounts) provided under a group annuity contract and a Stable Value Fund (common/collective trust). Principal acts as custodian for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

Note 7 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

Note 8 - Risks and Uncertainties

The Plan provides for investment options encompassing various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$22,239,219	$18,194,605
Excess participant contributions refunds payable	339,702	174,441
Excess employer contributions refunds payable	32,300	57,384
Adjustment from fair value to contract value	18,289	(149,695)

Net assets available for benefits per Form 5500	$22,629,510	$18,276,735

Page - 9

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

The following is a reconciliation of employer’s contributions per the financial statements to Form 5500:

	Years Ended December 31,
	2009	2008
Employer contributions per the financial statements	$200,009	$1,130,845
Excess employer contributions refunds payable prior year	—	(65,560)
Excess employer contributions refunds payable current year	32,300	57,384

Employer contributions per Form 5500	$232,309	$1,122,669

The following is a reconciliation of participants’ contributions per the financial statements to Form 5500:

	Years Ended December 31,
	2009	2008
Participant contributions per the financial statements	$2,871,505	$4,367,426
Excess participant contributions refunds payable prior year	—	(232,602)
Excess participant contributions refunds payable current year	339,702	174,441
Participant corrective distributions reported separately on Form 5500	—	220,856

Participant contributions per Form 5500	$3,211,207	$4,530,121

Note 10 - Plan Merger

TrueBlue merged the SHS, LLC 401(k) Retirement Plan, the plan of SSC (one of TrueBlue’s acquired subsidiaries), into the TrueBlue Plan effective January 1, 2008. Assets transferred into the Plan on January 31, 2008 totaled $318,601. The $1,253 reflected as transfer of assets from plan merger in 2009 represents residual earnings from the SHS, LLC 401(k) Retirement Plan merger.

Note 11 - Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 – Pricing inputs include significant inputs that are generally unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to the Plan’s needs.

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common/collective trust fund – Valued at net asset value (NAV) of units held by the Plan at year end, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date.

Pooled separate accounts – Valued at NAV of units held by the Plan at year end, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date.

Mutual funds – Valued at quoted market prices available on the active markets on which they trade.

Common stock – Valued at the closing price report on the active market on which the individual security is traded, which represents the net asset value of shares held by the Plan at year end.

Participant loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

The following table discloses by level within the fair value hierarchy the Plan’s assets measured and reported on the statements of net assets available for benefits as of December 31, 2009 and 2008, at fair value on a recurring basis:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/collective trust	$—	$2,724,893	$—	$2,724,893
Pooled separate accounts
International Fund	—	1,499,443	—	1,499,443
Value Fund	—	459,420	—	459,420
Growth Funds	—	3,574,080	—	3,574,080
Balanced Funds	—	6,739,088	—	6,739,088
Index Funds	—	1,803,636	—	1,803,636
Fixed Income Fund	—	983,369	—	983,369
Other	—	113,762	—	113,762
Employer common stock	2,155,565	—	—	2,155,565
Mutual Funds
International Fund	432,463	—	—	432,463
Value Funds	1,044,229	—	—	1,044,229
Fixed Income Fund	94,047	—	—	94,047
Participant loans	—	—	919,555	919,555

Total assets, at fair value	$3,726,304	$17,897,691	$919,555	$22,543,550

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common/collective trust	$—	$3,056,675	$—	$3,056,675
Pooled separate accounts
International Funds	—	1,478,611	—	1,478,611
Value Funds	—	1,213,116	—	1,213,116
Growth Funds	—	3,048,815	—	3,048,815
Balanced Funds	—	5,092,097	—	5,092,097
Index Funds	—	1,185,630	—	1,185,630
Fixed Income Fund	—	795,268	—	795,268
Other	—	73,080	—	73,080
Employer common stock	1,495,202	—	—	1,495,202
Participant loans	—	—	821,011	821,011

Total assets, at fair value	$1,495,202	$15,943,292	$821,011	$18,259,505

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

	Years Ended December 31,
	2009	2008
	Participant Loans	Participant Loans
Balance, beginning of year	$821,011	$624,691
Purchases, sales, issuances, and settlements, net	98,544	196,320

Balance, end of year	$919,555	$821,011

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)

Common/collective trust:

Principal Stable Value Fund – the investment seeks current income by investing primarily in insurance contracts issued by insurance companies, and investments from other financial institutions which offer stability of principal.

Pooled separate accounts:

International Fund

Principal International - seeks long-term growth of capital. The fund normally invests the fund’s assets primarily in non-U.S. securities. The advisor normally invests the fund’s assets primarily in common stocks of companies with large market capitalizations (those with market capitalizations similar to companies in the MSCI - EAFE index NDTR D) at the time of purchase. It normally diversifies the investments across different countries and regions.

Value Fund

Principal Small Cap Value I - seeks long-term growth of capital. The fund invests primarily in a diversified group of equity securities of U.S. companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Value index) at the time of purchase. It normally invests at least 80% of the assets in equity securities of such companies. The fund may invest up to 25% of assets in foreign securities.

Growth Funds

Principal Large Cap Growth - primarily invests in common stocks of large capitalization companies with strong earnings growth potential. It normally invests the majority of assets in companies with large market capitalizations at the time of purchase. Management places strong emphasis on companies it believes are guided by high quality management teams. It also attempts to identify those companies that are market leaders possessing the ability to control pricing and margins in their respective industries. It may invest up to 25% of assets in foreign securities.

Principal Small Cap Growth I - seeks long-term growth of capital. The fund invests primarily in common stocks of small capitalization companies. It normally invests at least 80% of assets in common stocks of companies with small market capitalizations (those with market capitalizations equal to or smaller than the greater of: 1) $2.5 billion or 2) the highest market capitalization of the companies in the Russell 2000 Growth index) at the time of purchase. The fund may invest up to 25% of assets in securities of foreign companies.

Principal Mid Cap Growth - primarily invests in common stocks of medium capitalization companies with strong earnings growth potential. It normally invests the majority of assets in companies with market capitalizations similar to those companies in the Russell MidCap Growth Index. Management uses a bottom-up approach in selection of individual securities that it believes have an above-average potential for earnings growth. It may invest up to 25% of assets in foreign securities.

Balanced Funds

Principal Lifetime 2010 - 2050 - seeks total returns consisting of long-term growth of capital and current income. The funds invest in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. Assets are allocated more conservatively over time. The fund may invest in any of the institutional class shares of the equity funds or fixed-income funds of Principal funds, at the sub-advisor’s discretion.

Principal Lifetime Strategic Income - seeks current income and, as a secondary objective, capital appreciation. The fund invests in underlying fixed-income funds, but also invests in underlying equity and hybrid funds according to an asset allocation strategy designed for investors seeking current income from their investment. It invests most of the assets in underlying funds which are intended primarily to give the fund broad exposure to income-producing securities through their investments in fixed-income securities, “hybrid” securities, and dividend-generating domestic and foreign stocks.

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TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements—(Continued)

Index Funds

Principal Large Cap Stock Index- normally invests the majority of assets in common stocks of companies that compose the S&P 500 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 500 Index. Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and that of the S&P 500 Index.

Principal Small Cap Stock Index - seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 600 Index. Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and that of the S&P 600 Index.

Principal Mid Cap Stock Index- normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P MidCap 400 Index. Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and that of the S&P MidCap 400 Index.

Fixed Income Fund

Principal Bond and Mortgage - invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities. Value is added primarily through sector allocation and security selection. The separate account may enter into reverse repurchase agreements to attempt to enhance portfolio return and income.

Others

Principal Real Estate Securities - seeks to generate a total return. The fund normally invests at least 80% of the net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, which include real estate investment trusts and companies with substantial real estate holdings such as paper, lumber, hotel, and entertainment companies. It is nondiversified.

All pooled separate accounts above allow one transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of these investments, including nonscheduled rebalancing activity. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted.

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TrueBlue, Inc. 401(k) Plan

Assets Held for Investment Purposes

December 31, 2009

EIN #: 91-1287341

Plan #: 001

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Common/collective trust:
*	Principal Stable Value Fund	159,626 units	$2,724,893

	Common stock fund:
*	TrueBlue, Inc.	145,548 shares	2,155,565

	Pooled separate accounts:
*	Principal Lifetime Strategic Income	242,129 units	3,123,605
*	Principal Large Cap Growth	114,439 units	2,300,023
*	Principal International I	50,781 units	1,499,443
*	Principal Lifetime 2040	98,193 units	1,267,373
*	Principal Lifetime 2030	81,955 units	1,085,213
*	Principal Large Cap Stock Index	23,908 units	997,004
*	Principal Bond and Mortgage	1,310 units	983,369
*	Principal Small Cap Growth I	94,700 units	814,448
*	Principal Lifetime 2020	48,231 units	647,400
*	Principal Mid Cap Growth	27,418 units	459,609
*	Principal Small Cap Value I	28,592 units	459,420
*	Principal Small Cap Stock Index	22,699 units	432,250
*	Principal Lifetime 2050	31,314 units	396,926
*	Principal Mid Cap Stock Index	19,670 units	374,382
*	Principal Lifetime 2010	16,708 units	218,571
*	Principal Real Estate Securities	5,735 units	113,762

			15,172,798

	Mutual Funds:
	American Cent Equity Income R Fund	103,057 shares	675,024
	AIM Intl Growth R Fund	17,623 shares	432,463
	American Cent Mid-Cap Val R Fd	34,409 shares	369,205
	PIMCO Total Return R Fund	8,708 shares	94,047

			1,570,739

	Participant loans	Interest rates from 4.25% to 9.25% per annum; maturity dates from 2010 through 2034	919,555

	Total investments, at fair value		$22,543,550

*	Represents party-in-interest.

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2009 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

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TrueBlue, Inc. 401(k) Plan

Delinquent Participant Contributions

Year Ended December 31, 2009

Identity of Party Involved	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
* TrueBlue, Inc.		—	—	—	$1,510

*	Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan, which is the Plan administrator of the TrueBlue, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TrueBlue, Inc. 401(k) Plan

By:	Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan

/s/ Annette Williams
Annette Williams, Trustee of the Plan
June 24, 2010

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